SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF DECEMBER 2006

                                 LANOPTICS LTD.
                              (Name of Registrant)


               1 HATAMAR STREET, P.O.B. 527, YOKNEAM 20692, ISRAEL
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               YES [_]     NO [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-126416 and 333-112136 and 333-121611 and Form S-8 Registration Statement File No. 33-71822.

                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  LANOPTICS LTD.


                                  By: /s/ Dror Israel
                                  --------------------------
                                  Dror Israel
                                  Chief Financial Officer


Dated: December 18, 2006

                           [EZchip TECHNOLOGIES LOGO]

             BENNY HANIGAL APPOINTED CHAIRMAN OF THE BOARD OF EZCHIP
                                  TECHNOLOGIES

YOKNEAM, ISRAEL, December 18, 2006 - EZchip Technologies Ltd. (a subsidiary of LanOptics Ltd., NASDAQ:LNOP), a fabless semiconductor company providing high-speed network processors, today announced that its Board of Directors has appointed Mr. Benny Hanigal as Chairman of the Board. Mr. Hanigal is replacing Dr. Meir Burstin, who served as Chairman of the Board for the last seven years. Mr. Hanigal will serve as a LanOptics representative on the EZchip board.

Benny Hanigal has been a Partner in Sequoia Capital Israel since 2001. Prior to joining Sequoia Capital he was a Partner in Star Seed, a German - Israeli venture capital fund where he led the investment activities in Israel and abroad, including an investment in EZchip. Before establishing Star Seed in 1998, Benny had founded Lannet Data Communications, a pioneering Ethernet switch vendor, in 1985, and served as its President and CEO until it merged with Madge Networks in 1995, where he continued to serve as a Senior VP for Product Development and Marketing. In 1993 Benny co-founded BreezeCOM, which was later merged to form Alvarion (NASDAQ: ALVR), and served as its chairman until 1999. Benny received his EE degree (Cum Laude) from the Technion - Israel Institute of Technology in 1971.

"We are fortunate to have Benny, a well known and highly respected industry figure, join our board," said Eli Fruchter, President and CEO of EZchip Technologies. "Benny possesses a unique combination of extensive experience in data networking, successful entrepreneurship, and intense understanding of market dynamics."

"I have been following EZchip since its inception, through its product introductions and to its current market leadership position," said Benny Hanigal, "I look forward to being part of the EZchip board as the company gets set to capitalize on its technological and market achievements."

ABOUT EZCHIP TECHNOLOGIES

EZchip Technologies is a fabless semiconductor company that provides high-speed network processors. EZchip's network processors provide the flexibility and integration that enable triple-play data, voice and video services in systems that make up the new Carrier Ethernet networks. Flexibility and integration make EZchip's solutions ideal for building systems for a wide range of applications in telecom networks, enterprise backbones and data centers. For more information on EZchip, visit our web site at http://www.ezchip.com

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: THIS RELEASE CONTAINS FORWARD LOOKING STATEMENTS THAT ARE SUBJECT TO RISKS AND UNCERTAINTIES, INCLUDING, BUT NOT LIMITED TO, THE IMPACT OF COMPETITIVE PRODUCTS, PRODUCT DEMAND AND MARKET ACCEPTANCE RISKS, CUSTOMER ORDER CANCELLATIONS, RELIANCE ON KEY STRATEGIC ALLIANCES, FLUCTUATIONS IN OPERATING RESULTS, DELAYS IN DEVELOPMENT OF HIGHLY-COMPLEX PRODUCTS AND OTHER RISKS DETAILED FROM TIME TO TIME IN LNOP FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE RISKS COULD CAUSE THE COMPANY'S ACTUAL RESULTS FOR 2006 AND BEYOND TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN ANY FORWARD LOOKING STATEMENTS MADE BY, OR ON BEHALF OF LNOP.

Company Contact:
Daureen Green
EZCHIP TECHNOLOGIES, ISRAEL
++972-4-959-6677
dgreen@ezchip.com